As filed with the Securities and Exchange Commission on June 3, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST PLACE FINANCIAL CORP.

(Exact name of registrant as specified in charter)

Delaware	6035	34-1880130
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Code Number)	(I.R.S. Employer Identification No.)

185 East Market Street, Warren, Ohio 44481

(330) 373-1221

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven R. Lewis

President and Chief Executive Officer

First Place Financial Corp.

185 East Market Street, Warren, Ohio 44481

(330) 373-1221

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Joseph G. Passaic, Jr., Esq. Kevin M. Houlihan, Esq. Patton Boggs LLP 2550 M Street, NW Washington, D.C. 20037 (202) 457-6000	Edward F. Petrosky, Esq. James O’Connor, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☒
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$80,000,000	$5,704

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes the initial public offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2010

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of common stock, $0.01 par value per share. Our common stock is listed on The NASDAQ Global Select Market under the symbol “FPFC.” On June 2, 2010, the last reported sales price of our common stock was $4.62 per share.

These shares of common stock are not deposits, savings accounts or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. Please carefully read the “Risk Factors” beginning on page 9 of this prospectus, as well as the risk factors contained in the documents incorporated in this prospectus by reference, for a discussion of certain factors that you should consider before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

We have granted the underwriter a 30-day option to purchase up to              additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

The underwriter expects to deliver the common stock in book-entry only form through the facilities of The Depository Trust Company against payment on or about                     , 2010.

Keefe, Bruyette & Woods

The date of this prospectus is                     , 2010.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward looking statements.

The following factors, among others, could cause our financial performance and condition and liquidity to differ materially from that contemplated, expressed or implied by such forward looking statements:

•	The strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•	Changes in deposit flow, the cost of funds or demand for loan products and financial services;

•	Higher default rates on our loan portfolio than we expect;

•	Our ability to manage risk and maintain a disciplined process to assess and price credit risk;

•	Changes in management’s estimate of the adequacy of the allowance for loan losses;

•	The availability and terms of capital;

•

Geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•

The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, inflation, interest rate, market and monetary fluctuations;

•	The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	The willingness of customers to use our competitors’ products and services in lieu of our products and services;

•

The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•

The effects of changes in accounting policies and practices, as may be adopted from time-to-time by regulatory bodies, the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

•	Technological changes;

•	The effects of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

i

•	The growth and profitability of non-interest or fee income being less than expected;

•	Changes in the level of our non-performing assets and charge-offs;

•	Changes in consumer spending and savings habits; and

•	Unanticipated regulatory or judicial proceedings.

Any of the above factors could cause our actual results, performance or achievements to differ materially from those contemplated, expressed or implied by forward looking statements contained or incorporated by reference in this prospectus. Therefore, we caution you not to place undue reliance on our forward looking statements. Except as required by applicable law or regulation, we will not update our forward looking statements to reflect actual results, performance or achievements.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any free writing prospectus prepared by us. We have not, and the underwriter has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, in any free writing prospectus and in the documents incorporated herein by reference is accurate only as of their respective dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this prospectus or the context otherwise requires, references to “we,” “us,” “our,” “First Place,” the “Company,” or the “Corporation” refer to First Place Financial Corp. and its consolidated subsidiaries, including First Place Bank, or the “Bank,” which is a federal savings association and our sole banking subsidiary.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information incorporated herein by reference, before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section of this prospectus and in the documents incorporated herein by reference to determine whether an investment in our common stock is appropriate for you.

First Place Financial Corp.

First Place is a unitary savings and loan holding company that owns all of the outstanding capital stock of the Bank. The Bank is a federal savings association and currently operates 21 retail locations in Trumbull, Mahoning and Portage counties in Ohio, seven retail locations in Lorain County, Ohio, one retail location in Defiance County, Ohio, one retail location in Franklin County, Ohio and one retail location and two business financial centers in Cuyahoga County, Ohio. In addition, the Bank, through its Michigan division, has six retail locations located near the Detroit metropolitan area and seven retail locations located near the Flint metropolitan area. The Bank also operates 21 loan production offices, of which ten are located throughout Ohio, eight are located in Michigan, two are located in Indiana and one is located in Maryland. The Bank’s principal business consists of accepting retail and business deposits from the general public and investing these funds primarily in one-to four-family residential mortgage, home equity, multifamily, commercial real estate, commercial and construction loans.

First Place is also the parent company of a non-banking subsidiary, First Place Holdings, Inc., which has three operating subsidiaries: (i) First Place Insurance Agency, Ltd.; (ii) First Place Real Estate, Ltd.; and (iii) TitleWorks Agency, LLC. First Place Insurance Agency, Ltd. offers property, casualty, health, and life insurance products. First Place Real Estate, Ltd. is a residential and commercial real estate brokerage firm and holds a 50% membership interest in Northwood of Ohio, LLC, dba Northwood Realty Services. First Place Holdings owns 75% of TitleWorks Agency, LLC, which provides real estate title services. Through its subsidiaries, First Place is able to offer a wide variety of business and retail banking products, as well as a full range of insurance, real estate and investment services.

At March 31, 2010, we had $3.2 billion in total assets, $264.9 million in shareholders’ equity, $2.3 billion in net loans held for investment and $2.5 billion in deposits.

Our principal executive offices are located at 185 East Market Street, Warren, Ohio 44481 and our telephone number is (330) 373-1221. Our internet address is http://www.firstplacebank.com. We are not incorporating the information on our web site into this prospectus, and the information on the web site is not included in, nor is it a part of, this prospectus.

History Since Mutual to Stock Conversion in 1998

First Place is a unitary savings and loan holding company that was formed as a result of the conversion of First Federal Savings and Loan Association of Warren, Ohio from a federally chartered mutual savings and loan association to a federally chartered stock savings association in December 1998. First Place originally opened for business in 1922 as a community-oriented financial institution and remains one today. Since becoming a public company in 1998, First Place has pursued several specific business strategies. They include:

•	Creating a balanced asset mix;

•	Developing a diversified funding base focusing on core deposit generation;

•	Generating organic growth through expansion of market share;

•	Growing into new communities and new markets through acquisition; and

•	Growing into new lending markets through de novo loan production offices.

First Place has a demonstrated track record in evaluating, consummating and integrating acquisitions during the past twelve years. Those acquisitions include:

•	Ravenna Savings (Ravenna, Ohio) – 2000

•	FFY Bank (Boardman, Ohio) – 2000

•	Franklin Bank (Southfield, Michigan) – 2004

•	Northern Savings (Elyria, Ohio) – 2006

•	Flint Michigan branches acquired from Republic Bancorp, Inc. (Flint, Michigan) – 2007

•	Hicksville Building Loan and Savings Bank (Hicksville, Ohio) – 2007

•	Ohio Central Savings (Dublin, Ohio) – 2008

In order to facilitate our acquisition strategy, we have developed two specialized task forces to work on acquisitions. The first is a due diligence task force that does a comprehensive job of evaluating acquisition candidates. The second is an integration task force that executes the integration plan after a contract for acquisition has been negotiated.

Current Recessionary Environment

Beginning in 2008 and continuing to date, the ongoing economic challenges have had a significant impact on First Place. We experienced an erosion of capital as we saw permanent declines in the value of our Fannie Mae and Freddie Mac preferred stock investments. Although we believe we have a conservative credit culture and a proactive approach to credit issues, the quality of our loan portfolio has deteriorated over the past two years. Despite this deterioration, we have remained well capitalized and enacted several strategic initiatives to position ourselves for future growth. A number of factors have contributed to the deterioration in our asset quality, including:

•	Decreases in residential real estate values initially due to the subprime lending crisis

•	Unemployment levels approaching 15% in some of our primary markets

•	Dramatic slowdowns in the demand for newly constructed homes

•	Economic stress in the auto industry that resulted in bankruptcy proceedings for General Motors, Delphi and Chrysler, who employ a significant number of people in our markets

•	National deterioration in the liquidity markets for financial institutions

•	Conservatorship of Fannie Mae and Freddie Mac

•	The impact of the recession on commercial real estate rental rates

In response to these events, we have taken the following steps designed to mitigate credit losses:

•	Upgraded and increased the number of personnel in the collection and workout area

•	Accepted short sales where appropriate

•	Encouraged the use of deeds in lieu of foreclosure to eliminate months and sometimes years spent in the foreclosure process

•	Periodically solicited bids on bulk sales of nonperforming assets

•	Utilized troubled debt restructurings where appropriate

•	Converted foreclosed properties to rental properties where that would result in reduced losses

Current Capital Strategy

We are currently pursuing a multi faceted capital and investment strategy designed to build on our strengths and expertise to improve our results. Our plan includes four distinct strategies.

Issue Additional Common Stock – We believe this step is critical to our capital plan. The capital raised in this offering would be used to increase the capital levels at, and the flexibility of, our institution. This capital will allow us to pursue growth through organic and acquisition opportunities.

Exchange Preferred Stock – We have proposed to the U.S. Department of the Treasury, or the Treasury, that we exchange the $72,927,000 of our Fixed Cumulative Perpetual Preferred Stock, Series A, or the Series A Preferred Stock, issued under the Capital Purchase Program, or CPP, of the Troubled Asset Recovery Program, or TARP, for a like amount of trust preferred securities. The trust preferred securities would carry the same interest rate as the dividend rate on the Series A Preferred Stock but would have a 30 year term instead of the perpetual nature of the Series A Preferred Stock. Since the rate on these securities would be substantially less than similar securities issued in the open market, we would expect to record these securities at a discount to the face value and record a pretax gain equivalent to the discount. Notwithstanding this effort, no assurance can be given that the Treasury will agree to such an exchange or as to the terms of any exchange. If this effort is unsuccessful, we do not currently intend to redeem the Series A Preferred Stock. We may decide to terminate this effort if certain provisions of the financial regulatory reform bill currently being considered by Congress change the capital treatment of trust preferred securities.

Sell Nonperforming Assets – We plan to sell approximately $60 million of existing nonperforming loans and/or real estate owned. Any such sale would materially improve our asset quality ratios and provide us the opportunity to reinvest the proceeds in performing assets and improve our net interest margin. Any such sale would also enable management to focus less time on asset quality management issues and more time on growth strategies. We anticipate that any sales would be at a substantial discount to current book value. The discount to the then current book value of nonperforming loans will be recorded as a charge-off to the allowance for loan losses, while the discount to the then current book value of real estate owned will be recorded as noninterest expense. We have not entered into any binding agreements with respect to the sale of nonperforming assets and no assurance can be given that we will be able to sell any such assets or what the terms of any such sale would be.

Pursue Opportunistic Bank Acquisitions, Including FDIC-Assisted Acquisitions – With higher capital levels and potentially lower nonperforming asset levels as a result of the strategies noted above, we believe we would be in a better position to pursue opportunistic bank acquisitions, including as a competitive bidder in the FDIC resolution of failed institutions. We believe that our successful track record of consummating and integrating acquisitions over the past twelve years and the internal acquisition task forces we have developed would benefit us in opportunistic bank acquisitions, including structuring bids for FDIC resolutions, identifying potential acquisition candidates and integrating consummated acquisitions. No assurance can be given, however, with respect to our ability to obtain FDIC approval to participate in FDIC-assisted acquisition opportunities (or the impact on us of any conditions imposed by the FDIC for our participation) or our ability to improve the operations of any acquired banking institution.

THE OFFERING

Issuer	First Place Financial Corp.

Common stock offered by us	shares of common stock, $0.01 par value per share.(1)

Common stock outstanding after this offering	shares of common stock.(2)

Over-allotment option	We have granted the underwriter an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Use of proceeds	The net proceeds, after the underwriting discount and estimated expenses, to us from the sale of the common stock offered hereby will be approximately $ million. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds, after the underwriting discount and estimated expenses, will be approximately $ million.

We intend to use the net proceeds from this offering for general corporate purposes, which may include funding organic and acquisition growth opportunities, including possible participation in FDIC-assisted transactions if the FDIC deems us eligible to participate and suitable opportunities for such transactions become available. We will contribute a significant portion of the net proceeds in the form of capital to the Bank, which will use such amounts to bolster its regulatory capital and for general corporate purposes. For a more complete description, see “Use of Proceeds.”

Dividends and distributions	We do not currently pay a cash dividend on our common stock and may not declare or pay a cash dividend without the prior written approval of the Office of Thrift Supervision, or the OTS. In addition, pursuant to the terms of the Securities Purchase Agreement between the Company and the Treasury, our ability to declare or pay dividends on our common stock is limited to a quarterly dividend of $0.085 per share until the earlier of (i) March 13, 2012, (ii) any redemption by us of the Series A Preferred Stock in whole, or (iii) the transfer by the Treasury of the Series A Preferred Stock in whole to a third party. We have no current plans to resume dividend payments on our common stock. The payment of dividends in the future, if any, will depend on a number of factors, including regulatory capital requirements, our financial condition, liquidity, results of operations and cash flow, tax

(1)	The number of shares offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will offer shares.
(2)	The number of shares outstanding after this offering is based on 16,973,270 shares of common stock outstanding as of June 1, 2010, and excludes (i) shares issuable pursuant to the exercise of the underwriter’s over-allotment option, (ii) shares of common stock reserved for issuance under our equity compensation plans subject to outstanding awards, and (iii) a warrant to purchase 3,670,822 shares of common stock at an exercise price of $2.98 per share held by the Treasury.

considerations, statutory, regulatory and contractual prohibitions and other limitations, and general economic conditions. See “Market For Common Stock and Dividend Policy” at page 22.

Market and trading symbol for the common stock	Our common stock is listed on The NASDAQ Global Select Market under the symbol “FPFC.”

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page 9 and in the documents incorporated herein by reference as well as the other information contained or incorporated by reference in this prospectus before making a decision to invest in our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data as of or for the nine months ended March 31, 2010 and 2009, and as of or for each of the five years ended June 30, 2009. Financial data as of or for each of the five years ended June 30, 2009 is derived from our audited consolidated financial statements. Financial data as of or for the nine months ended March 31, 2010 and 2009 is derived from our unaudited consolidated financial statements, which, in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of the results for such periods. Results for the nine months ended March 31, 2010 are not necessarily indicative of our expected results for the full year ending June 30, 2010. You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended June 30, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which have been filed with the SEC and are incorporated by reference in this prospectus.

	For the nine months ended March 31,
			For the year ended June 30,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in Thousands, Except Per Share Data)
Operations Data
Total interest income	$119,228	$130,365	$171,888	$189,672	$186,464	$149,053	$121,502
Total interest expense	38,901	64,422	82,294	102,046	99,459	70,639	49,490

Net interest income	80,327	65,943	89,594	87,626	87,005	78,414	72,012
Provision for loan losses	67,600	23,364	42,984	16,467	7,391	5,875	3,509

Net interest income after provision for loan losses	12,727	42,579	46,610	71,159	79,614	72,539	68,503
Total noninterest income(1)(2)(3)	38,014	14,081	22,536	26,965	32,288	28,985	19,879
Total noninterest expense(4)	76,248	160,959	191,959	84,065	74,196	68,150	61,546

Income (loss) before income tax expense (benefit)	(25,507)	(104,299)	(122,813)	14,059	37,706	33,374	26,836
Income tax expense (benefit)	(7,168)	(6,584)	(12,379)	3,269	12,082	10,330	7,898

Net income (loss)	(18,339)	(97,715)	(110,434)	10,790	25,624	23,044	18,938
Preferred stock dividends and discount accretion	3,273	216	1,297	—	—	—	—

Net income (loss) available to common shareholders	$(21,612)	$(97,931)	$(111,731)	$10,790	$25,624	$23,044	$18,938

Common Share Data
Basic income (loss) per common share	$(1.30)	$(5.91)	$(6.75)	$0.67	$1.51	$1.58	$1.32
Diluted income (loss) per common share	(1.30)	(5.91)	(6.75)	0.67	1.49	1.55	1.30
Dividends declared per common share	0.01	0.18	0.19	0.665	0.605	0.56	0.56
Tangible book value per common share at period-end(5)	10.95	12.55	11.83	12.48	12.64	11.83	11.07

(1)	For the nine months ended March 31, 2009 and the year ended June 30, 2009, noninterest income included charges of $12.4 million and $13.5 million, respectively, primarily for valuation adjustments on securities.
(2)	For the year ended June 30, 2008, noninterest income included a charge of $8.6 million for other than temporary impairment of securities.
(3)	For the year ended June 30, 2005, noninterest income included a charge of $5.2 million for other than temporary impairment of securities.
(4)	For the nine months ended March 31, 2009 and the year ended June 30, 2009, noninterest expense included charges of $93.7 million for goodwill impairment.
(5)	Tangible book value per common share is calculated by dividing period-end common equity less period-end intangibles by period-end common shares outstanding. See the GAAP to non-GAAP reconciliation of tangible common equity and tangible assets in footnote (2) on page 8.

	As of or for the nine months ended March 31,		As of or for the year ended June 30,
	2010(4)	2009(4)	2009	2008	2007	2006	2005
	(Dollars in Thousands)
Other Data
Performance Ratios(1)
Return on average assets	(0.76)%	(3.91)%	(3.31)%	0.33%	0.83%	0.88%	0.79%
Return on average equity	(8.82)	(45.73)	(38.62)	3.40	7.92	9.32	8.29
Return on average tangible equity(2)	(9.17)	(62.16)	(48.76)	5.13	11.71	12.96	12.15
Interest rate spread	3.34	2.59	2.63	2.56	2.60	2.84	2.97
Net interest margin, fully taxable equivalent	3.58	2.89	2.94	2.99	3.11	3.29	3.33
Noninterest expense to average assets	3.15	6.44	5.76	2.59	2.41	2.61	2.57
Efficiency ratio	63.86	198.25	168.89	72.39	61.45	62.88	66.28
Dividend payout ratio	N/A	N/A	N/A	99.25	40.60	36.13	43.08

Financial Condition Data
Total assets	$3,208,628	$3,385,370	$3,404,467	$3,341,046	$3,226,213	$3,113,210	$2,498,943
Loans, net	2,315,929	2,493,463	2,428,864	2,620,561	2,481,841	2,328,465	1,812,855
Allowance for loan losses	52,554	35,766	39,580	28,216	25,851	22,319	18,266
Loans held for sale	330,568	160,165	376,406	72,341	96,163	154,799	145,053
Securities	255,047	287,719	276,600	284,433	285,242	302,994	296,314
Deposits	2,497,257	2,549,275	2,435,601	2,369,092	2,240,696	2,060,747	1,709,339
Short-term borrowings	63,337	170,946	323,458	197,100	226,633	384,187	262,293
Long-term debt	378,878	337,092	335,159	424,374	366,530	325,589	260,788
Common equity	195,211	225,291	212,281	318,967	326,187	311,574	236,656
Preferred equity	69,653	69,085	69,198	—	—	—	—
Total shareholders’ equity	264,864	294,376	281,479	318,967	326,187	311,574	236,656

Capital Ratios
Tangible common equity to tangible assets(2)	5.81%	6.31%	5.92%	6.55%	6.99%	6.85%	6.85%
Tangible equity ratio(3)	8.67	8.41	8.16	7.75	7.30	7.45	7.14
Tier 1 risk-based capital ratio(3)	11.78	11.66	11.23	10.45	9.34	10.18	9.60
Total risk-based capital ratio(3)	13.03	12.72	12.37	11.47	10.42	11.16	10.61

Asset Quality
Nonperforming loans	$111,819	$69,190	$103,228	$50,722	$33,962	$16,771	$12,605
Real estate owned	36,239	34,969	36,790	23,695	6,716	3,924	3,006

Nonperforming assets	148,058	104,159	140,018	74,417	40,678	20,695	15,611
Net charge-offs	54,626	15,814	31,620	14,500	3,859	2,347	1,771
Nonperforming assets to total assets	4.61%	3.08%	4.11%	2.23%	1.26%	0.66%	0.62%
Nonperforming loans to total loans	4.72	2.74	4.18	1.91	1.35	0.71	0.69
Net charge-offs to average loans	2.99	0.80	1.22	0.56	0.16	0.12	0.11
Allowance for loan losses to total loans	2.22	1.41	1.60	1.07	1.03	0.95	1.00
Allowance for loan losses to nonperforming loans	47.00	51.69	38.34	55.63	76.12	133.08	144.91

(1)	For the nine months ended March 31, 2009 and the year ended June 30, 2009, the ratios include a charge of $93.7 million for goodwill impairment and a charge of $12.4 million and $13.5 million, respectively, primarily for valuation adjustments on securities. For the year ended June 30, 2008, the ratios include a charge of $8.6 million for other than temporary impairment of securities. For the year ended June 30, 2005, the ratios include a charge of $5.2 million for other than temporary impairment of securities.

(2)	Tangible common equity to tangible assets is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles. Tangible common equity and tangible assets are non-GAAP financial measures calculated using GAAP-based amounts. The tangible common equity to tangible assets ratio has become a focus of some investors and we believe that this ratio may assist investors in analyzing our capital position absent the effects of intangible assets and preferred stock. However, this non-GAAP financial measure is supplemental and should not be considered a substitute for an analysis based on GAAP measures. Because not all companies use identical calculations, this presentation of tangible common equity and tangible assets may not be comparable to other similarly titled measures as determined and reported by other companies. A GAAP to non-GAAP reconciliation of tangible common equity and tangible assets is set forth below.

		As of March 31,		As of June 30,
		2010	2009	2009	2008	2007	2006	2005
		(Dollars in Thousands)
Total shareholders’ equity (GAAP)		$264,864	$294,376	$281,479	$318,967	$326,187	$311,574	$236,656
Less:	Intangible assets	9,337	12,289	11,524	107,199	108,370	105,414	70,358
	Preferred Stock, Series A	69,653	69,085	69,198	—	—	—	—

	Tangible common equity (non-GAAP)	$185,874	$213,002	$200,757	$211,768	$217,817	$206,160	$166,298

Total assets (GAAP)		$3,208,628	$3,385,370	$3,404,467	$3,341,046	$3,226,213	$3,113,210	$2,498,943
Less:	Intangible assets	9,337	12,289	11,524	107,199	108,370	105,414	70,358

	Tangible assets (non-GAAP)	$3,199,291	$3,373,081	$3,392,943	$3,233,847	$3,117,843	$3,007,796	$2,428,585

Period-end common shares outstanding		16,973,270	16,973,270	16,973,270	16,973,270	17,236,065	17,433,445	15,025,819
Tangible common equity to tangible assets ratio (non-GAAP)		5.81%	6.31%	5.92%	6.55%	6.99%	6.85%	6.85%
Tangible book value per common share at period end		$10.95	$12.55	$11.83	$12.48	$12.64	$11.83	$11.07

(3)	Capital ratios as of June 30, 2008 are the combined ratios for First Place Bank and Ohio Central Savings Bank, which merged with First Place Bank in July 2008. Capital ratios as of June 30, 2006 are the combined ratios for First Place Bank and The Northern Savings & Loan Company, which merged with First Place Bank in July 2006. For other periods, capital ratios are for First Place Bank.
(4)	Where applicable, ratios have been annualized.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors described below and in the documents incorporated herein by reference as well as the other information included or incorporated by reference in this prospectus. Any of these risks, if they actually occur, could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, as well as the market price and liquidity of our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. In any such case, you could lose all or a portion of your original investment.

Risks Related to Our Business

We incurred a net loss in our last fiscal year and for the first nine months of the current fiscal year and losses may continue in the future.

We incurred a net loss before preferred stock dividends and discount accretion of $110.4 million for our fiscal year ended June 30, 2009 and have incurred a net loss before preferred stock dividends and discount accretion of $18.3 million for the nine months ended March 31, 2010. The loss for the fiscal year ended June 30, 2009 was primarily due to pre-tax charges of $93.7 million for goodwill impairment and an increase of $26.5 million in the provision for loan losses. The loss for the nine months ended March 31, 2010 was primarily due to an increase of $44.2 million in the provision for loan losses. These losses may continue in the future and no assurance can be given as to when we may return to profitability or the level of any profitability.

Our current allowance for loan losses may not be adequate and we may have to record additional loan loss provisions to cover losses on current loans, which could be material.

We have established an allowance for loan losses that we believe is adequate to provide for probable incurred losses on existing loans. However, that allowance is an estimate and is likely to be inaccurate to some degree. It is difficult to estimate the precise portion of our loans that will become delinquent and not be repaid. Over the past two years, we and our customers in Ohio, Michigan and Indiana have been experiencing a significant economic slowdown and in many locations a decline in real estate values. This has resulted in substantial increases in our nonperforming assets and loan charge-offs. Our estimate of probable incurred losses on existing loans is necessarily subjective and is based on various assumptions and difficult and complex judgments and its adequacy depends on the accuracy of our assumptions and judgments and to some degree on the outcome of future events. Our current allowance for loan losses may be inadequate because:

•	Final losses on current loans may turn out to be higher than we would predict by using historic loss rates.

•

The current unfavorable economic conditions in Ohio, Michigan and Indiana, where we do the majority of our portfolio lending, may continue or worsen, reducing the ability of our consumer or business borrowers to repay their loans.

•	National economic conditions, including the job market, could remain weak or become weaker, negatively impacting our borrowers’ ability to repay their loans.

•

Economic conditions and increased uncertainty in the financial markets could adversely affect our ability to accurately assess the allowance for loan losses. Our ability to assess the creditworthiness of our customers or to estimate the values of our assets and collateral for loans will be reduced if the models and approaches we use become less predictive of future behaviors, valuations, assumptions or estimates.

•

International political and economic conditions could have a negative impact on local, regional or national economic conditions, which could negatively impact our borrowers’ ability to repay their loans.

•	Real estate values could decline further, which could reduce our security on mortgage loans below their principal balance.

If our current allowance for loan losses is not adequate, we would have to record additional provisions for loan losses, which would have a negative impact on our results of operations, liquidity and capital levels and could decrease our ability to raise new capital or obtain new sources of funds, in each case potentially materially.

If conditions affecting asset quality get worse and we have to increase the level of our provisions for loan losses, we will be negatively impacted, potentially materially.

Our allowance for loan losses is only intended to provide for losses that are currently inherent in our portfolio. We continue to add new loans to our portfolio and loans with no inherent losses today may develop losses in future periods due to future events. These events could require us to record provisions for loan losses in future periods that are even larger than our historical provisions for loan losses. We could be negatively impacted by:

•	Declining local, regional, national or international economic conditions;

•	The impact of the failure or large national or international financial intermediaries who serve as counterparties to numerous other financial institutions;

•	Declines in specific geographic areas where we have concentrations of loans;

•	Declines in specific types of real estate collateral such as retail, office space and apartments;

•	Our concentration of higher risk loans, such as commercial real estate and commercial business loans;

•	A decrease in the effectiveness of our underwriting procedures in identifying borrowers who are likely to default or failing to price the related risk; and

•	Changes in laws or regulations that impact our ability to effectively collect payments from delinquent borrowers.

Any of these changes could require us to increase our allowance for loan losses and, as a result, record increased levels of our provisions for loan losses. If that happens, it would have a negative impact on our results of operations, liquidity and capital levels and could decrease our ability to raise new capital or obtain new sources of funds, in each case potentially materially.

Financial results are constantly exposed to market risk.

Market risk refers to the probability of variations in net interest income or the fair value of assets and liabilities due to changes in interest rates, currency exchange rates, loan collateral values or equity prices. Despite the varied nature of market risks, the primary source of this risk to us is the impact of changes in interest rates on net interest income.

Net interest income is the difference between the revenue generated on earning assets and the interest cost of funding those assets. Depending on the duration and repricing characteristics of the assets, liabilities and off-balance sheet items, changes in interest rates could either increase or decrease the level of net interest income. For any given period, the pricing structure of the assets and liabilities is matched when an equal amount of such assets and liabilities mature or reprice in that period.

We use an asset-liability management software to project future movements in our balance sheet and income statement. The starting point of the projections generally corresponds to the actual values of the balance sheet on the date of the simulations. These simulations are highly complex and use many simplifying assumptions.

We are subject to interest rate risk because of the following factors:

•	Assets and liabilities may mature or reprice at different times. For example, if assets reprice slower than liabilities and interest rates are generally rising, earnings may initially decline.

•

Assets and liabilities may reprice at the same time but by different amounts. For example, when the general level of interest rates is rising, we may increase rates charged on loans by an amount that is less than the general increase in market interest rates because of intense pricing competition. Also, basis risk occurs when assets and liabilities have similar repricing frequencies but are tied to different market interest rate indices that may not move in tandem.

•	Short-term and long-term market interest rates may change by different amounts, i.e., the shape of the yield curve may affect new loan yields and funding costs differently.

•

The remaining maturity of various assets and liabilities may shorten or lengthen as interest rates change. For example, if long-term mortgage interest rates decline sharply, mortgage-backed securities held in the securities available-for-sale portfolio may prepay significantly earlier than anticipated, which could reduce portfolio income. If prepayment rates increase, we would be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant impact on mortgage-backed securities and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios.

•

The value of mortgage servicing rights varies directly with long-term interest rates. As long-term interest rates increase the value of mortgage servicing rights tends to rise and as long-term interest rates fall the value of mortgage servicing rights tends to fall. Therefore, we are exposed to losses in the value of mortgage serving rights when we experience declines in long-term interest rates.

•

Interest rates may have an indirect impact on loan demand, credit losses, loan origination volume, the value of financial assets and financial liabilities, gains and losses on sales of securities and loans, the value of mortgage servicing rights and other sources of earnings.

In limiting interest rate risk to an acceptable level, management may alter the mix of floating and fixed rate assets and liabilities, change pricing schedules, adjust maturities through sales and purchases of investment securities, and enter into derivative contracts, among other alternatives. We may suffer losses or experience lower spreads than anticipated in initial projections as management implements strategies to reduce future interest rate exposure.

The market price of our common stock may fluctuate due to the seasonal fluctuations in home buying practices.

The mortgage banking industry generally experiences seasonal trends. These trends reflect the general national pattern of sales and resales of homes. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs. Our quarter-to-quarter operating results will reflect these seasonal trends, thereby causing short-term fluctuations in our results. Fluctuations in our results may also cause corresponding fluctuations in the market price of our common stock.

Our continued growth depends on our ability to meet minimum regulatory capital levels. Growth and shareholder returns may be adversely affected if sources of capital are not available to help us meet those capital levels.

As we grow, we will have to maintain our regulatory capital levels at or above the minimum levels required by our regulators. If earnings do not meet our current estimates, if we incur unanticipated losses or expenses or if we grow faster than expected, we may need to obtain additional capital sooner than expected, which may take the form of secured or unsecured borrowing, additional issuances of debt, equity-related or equity securities, or otherwise. We cannot assure you that we will be able to access sufficient capital in the future on favorable terms, or at all. If we are unable to access sufficient capital, we may be required to reduce our level of assets or make other operational changes or reduce our rate of growth in order to maintain regulatory capital compliance. Under those circumstances, our future results of operations may be materially and adversely affected. Additional issuances of equity or equity-related securities could have a dilutive effect on existing shareholders.

There can be no assurance that recent legislation and regulatory actions taken by the federal government will help stabilize the financial system in the United States.

Several pieces of federal legislation have been enacted, and the Treasury, the Federal Reserve Board, the FDIC, and other federal agencies have enacted numerous programs, policies and regulations to address the current liquidity and credit crises. These measures include the Emergency Economic Stabilization Act of 2008, or EESA, the American Recovery and Reinvestment Act of 2009, or ARRA, and the numerous programs, including the TARP CPP enacted thereunder. In addition, the Secretary of the Treasury has proposed fundamental changes to the regulation of financial institutions, markets and products.

We cannot predict the actual effects of EESA, the ARRA, the proposed regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets and on us. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices and market liquidity, and a continuation or worsening of current financial markets and economic conditions could materially and adversely affect us.

We expect to face increased regulation of our industry, including as a result of EESA, the ARRA and related initiatives by the federal government. Compliance with such regulations may increase our costs and limit our ability to pursue attractive business opportunities.

We are subject to additional uncertainties, and potential additional regulatory or compliance burdens, as a result of our participation in the CPP.

We accepted an investment of $73.0 million from the Treasury under the CPP. The Securities Purchase Agreement that we (and all other participating institutions) entered into with the Treasury provides that Treasury may unilaterally amend the agreement to the extent required to comply with any changes in applicable federal statutes after the investment was made. As a result of this provision, the Treasury and Congress may impose additional requirements or restrictions on us, including reporting, compliance, corporate governance, executive or employee compensation, dividend payments, stock repurchases, lending or other business practices, capital requirements or other matters. We may be required to expend additional resources in order to comply with these requirements. Such additional requirements could impair our ability to compete with institutions that are not subject to the restrictions because they did not accept an investment from the Treasury. In addition, we may be subject to certain restrictions on executive and employee compensation that would limit the amount and the tax deductibility of compensation we pay to our executive officers. To the extent that additional restrictions or limitations on employee compensation are imposed, such as those contained in ARRA and the regulations issued in June 2009, we may be less competitive in attracting and retaining successful incentive compensation based lenders, customer relations personnel and senior executive officers. Additionally, the ability of Congress to utilize the amendment provisions to effect political or public relations goals could result in our being subjected to additional burdens as a result of public perceptions of issues relating to the largest banks, and which are not applicable to community oriented institutions such as us. We may be disadvantaged as a result of these uncertainties.

We face strong competition from other financial institutions, financial service companies and other organizations offering products and services similar to those offered by us, which could result in our not being able to grow our loan and deposit businesses.

We conduct our business operations primarily in Northeastern Ohio and Southeastern Michigan. We also maintain loan production offices in Ohio, Michigan, Indiana and Maryland. Increased competition within these markets may result in reduced loan originations and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the types of banking products and services that we offer. These competitors include other savings associations, national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include national banks and major financial companies whose greater resources and access to capital may afford them a marketplace advantage by enabling them to maintain numerous banking locations, mount extensive promotional and advertising campaigns and adjust pricing to increase market share.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions, particularly to the extent they are more diversified than us, may be able to offer the same products and services that we offer at more competitive rates and prices. If we are unable to attract and retain banking clients, we may be unable to increase our loan originations and deposits and we would be materially and adversely affected.

We rely on external financing to fund our operations and the failure to obtain such financing on favorable terms, or at all, in the future could materially and adversely impact our growth strategy and prospects.

We rely on deposits, advances from the Federal Home Loan Bank of Cincinnati, or FHLB, and other borrowings to fund our operations. Although we consider such sources of funds adequate for our current capital needs, we may seek additional debt or equity capital in the future to implement our growth strategy. The sale of equity or equity-related securities in the future may be dilutive to our shareholders, and debt financing arrangements may require us to pledge some of our assets and enter into various affirmative and negative covenants, including limitations on operational activities and financing alternatives. Future financing sources, if sought, might be unavailable to us or, if available, could be on terms unfavorable to us and may require OTS approval. If financing sources are unavailable or are not available on favorable terms or we are unable to obtain OTS approval, our growth strategy and future prospects could be materially and adversely impacted.

We may have difficulty managing our growth, which may divert resources and limit our ability to expand our operations successfully.

In past years, we have incurred substantial expenses to build our management team and personnel, develop our delivery systems and establish our infrastructure to support our future growth. Our future success will depend on the ability of our officers and key employees to continue to implement and improve our operational, financial and management controls, reporting systems and procedures and manage a growing number of client relationships. We may not be able to implement improvements in our management information and control systems in an efficient or timely manner. Thus, our growth strategy could place a strain on our administrative and operational infrastructure.

In addition, we intend to grow our deposits and expand our retail banking franchise. Further expansion will require additional capital expenditures and we may not be successful in expanding our franchise or in attracting or retaining the personnel we require. Furthermore, various factors such as economic conditions, regulatory and legislative considerations and competition may impede or limit our growth. If we are unable to expand our business as anticipated, we may be unable to realize any benefit from the investments made to support future growth. Alternatively, if we are unable to manage future expansion in our operations, we may have to incur additional expenditures beyond current projections to support such growth.

We are subject to extensive regulation that could materially and adversely affect us.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Any change in the laws or regulations applicable to us, or in banking regulators’ supervisory policies or examination procedures, could materially and adversely affect us.

Significant financial regulatory reform legislation passed the House of Representatives on December 11, 2009 and the Senate on May 20, 2010. The House of Representatives bill and the Senate bill are expected to go to conference committee for reconciliation. Financial regulatory reform legislation may have a significant effect on our operations, including increased compliance costs, increased capital requirements and a new banking regulator for us.

If we are unable to redeem the Series A Preferred Stock prior to May 15, 2014, the cost of this capital will increase substantially.

If we are unable to redeem the Series A Preferred Stock prior to May 15, 2014, the cost of this capital will increase substantially on that date, from 5.0% per annum to 9.0% per annum. Depending on our condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity and capital, as well as net income available to common shareholders.

The Series A Preferred Stock reduces net income available to holders of our common stock and earnings per share of common stock and the warrant issued to the Treasury may be dilutive to holders of our common stock.

While the additional capital raised through participation in the CPP provided funding for our business, it has increased the number of diluted outstanding shares of common stock and carries a preferred dividend. The dividends declared and the accretion of discount on the Series A Preferred Stock reduce the net income available to holders of our common stock and earnings per share of common stock. The Series A Preferred Stock will also receive preferential treatment in the event of our liquidation, dissolution or winding up. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant issued to the Treasury in conjunction with the sale to the Treasury of the Series A Preferred Stock is exercised. The shares of common stock underlying the warrant represented approximately 21.6% of total shares of common stock outstanding as of June 1, 2010. Although the Treasury has agreed not to vote any of the shares of common stock it receives upon any exercise of the warrant, a transferee of any portion of the warrant or of any common stock acquired upon exercise of the warrant is not bound by this restriction.

We rely heavily on our management team and the unexpected loss of certain key officers could materially and adversely affect us.

Our future success and growth is substantially dependent upon the management and banking abilities of our senior executive officers. Attracting and retaining high quality personnel and appropriate succession planning will continue to be critical to the successful implementation of our business strategies. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. If we experience departures of key personnel, until suitable replacements could be identified and hired, if at all, we could be materially and adversely affected.

Our risk management policies, procedures and systems may be inadequate to mitigate all risks inherent in our various businesses.

A comprehensive risk management function is essential to the financial and operational success of our business. The types of risk we monitor and seek to manage include, but are not limited to, operational risk, market risk, fiduciary risk, legal and compliance risk, solvency risk, liquidity risk and credit risk. We have adopted various policies, procedures and systems to monitor and manage risk. There can be no assurance that those policies, procedures and systems are adequate to identify and mitigate all risks inherent in our various businesses. In addition, our businesses and the markets in which we operate are continuously evolving. If we fail to fully understand the implications of changes in our business or markets and to adequately or timely enhance our risk framework to address those changes, we could incur material losses.

If we fail to maintain an effective system of internal control over financial reporting we may not accurately report our financial results.

Section 404 of the Sarbanes Oxley Act of 2002, or the Act, requires that management conduct a review of internal control over financial reporting and express an opinion on whether the Company did maintain effective internal control over financial reporting. The Act also requires that our independent registered public accounting firm express an opinion as to whether the Company maintained effective control over financial reporting.

As of June 30, 2009, management identified an internal control weakness which they determined to be a significant deficiency. For a discussion of that internal control weakness and subsequent changes to improve internal control over financial reporting see “Item 9A. Controls and Procedures” in our Annual Report of Form 10-K for the fiscal year ended June 30, 2009, filed with the SEC on September 14, 2009. Management concluded that the Company did maintain effective internal control over financial reporting as of June 30, 2009.

Our independent registered public accounting firm, Crowe Horwath LLP, concluded that the same internal control weakness identified was a material weakness and expressed an opinion that the Company did not maintain effective control over financial reporting. The error that resulted in the internal control weakness was found by Crowe Horwath LLP and corrected by our management before our report on Form 10-K for the year ended June 30, 2009 was issued. A material weakness is a control deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. For a discussion of the disagreement with Crowe Horwath LLP, see “Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure” in our Annual Report of Form 10-K for the fiscal year ended June 30, 2009, filed with the SEC on September 14, 2009.

Both management and Crowe Horwath LLP concluded that the Company did maintain effective internal control over financial reporting as of June 30, 2005, 2006, 2007 and 2008.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If the Company did not or does not maintain effective internal control over financial reporting subsequent to June 30, 2009, there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our new auditors began their engagement with us on September 15, 2009. As a result, they have not yet conducted any assessment of the effectiveness of our internal control over financial reporting and will not do so until they conduct an audit of our financial statements for the fiscal year ending June 30, 2010.

We are subject to default and other risks in connection with our mortgage loan originations.

From the time that we fund the mortgage loans we originate to the time we sell them, we are generally at risk for any mortgage loan defaults. We are also at risk if we are unable to sell the loan, either because a purchaser cannot be found or because we could not obtain an acceptable bid price for the loan. This risk is magnified in periods of market downturn. Once we sell the mortgage loans, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, we make representations and warranties to the purchasers and insurers of mortgage loans relating to the validity of such loans. If there is a breach of any of these representations or warranties, we may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, we incur higher liquidity risk with respect to the nonconforming mortgage loans originated by us because of the lack of a functioning market in which to sell them.

We may engage in FDIC-assisted transactions, which could present risks to our business.

We may have opportunities to acquire the assets and liabilities of failed banking institutions in FDIC-assisted transactions although we cannot assure you that we would meet the conditions imposed by the FDIC to participate in those transactions. Although these transactions typically provide for FDIC assistance to an acquirer to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, we would still be subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these transactions are structured in a manner that would not allow us the time and access to information normally associated with preparing for and evaluating a negotiated transaction, we may face additional risk in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to our capital resources requiring us to raise additional capital. We may not be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions. Our inability to overcome these risks could materially and adversely affect us.

The FDIC could condition our ability to acquire a failed depository institution on compliance by us and certain of our investors with additional requirements.

We may seek to acquire one or more failed depository institutions from the FDIC. As the agency responsible for resolving failed depository institutions, the FDIC has the discretion to determine whether a party is qualified to bid on a failed institution. Currently, it is unlikely that we would be able to participate in FDIC assisted transactions due to our current capital adequacy, asset quality and earnings. On August 26, 2009, the FDIC adopted a Statement of Policy on Qualifications for Failed Bank Acquisitions or the Statement of Policy. The Statement of Policy sets forth a number of significant restrictions and requirements as a condition to the participation by certain “private investors” and institutions in the acquisition of failed depository institutions from the FDIC. If the Statement of Policy were deemed to apply to us, and we or our investors were unwilling to comply with conditions imposed by the FDIC, then we would not be permitted to acquire failed institutions from the FDIC.

Because of stresses on the Deposit Insurance Fund, the FDIC has recently imposed, and could impose in the future, additional assessments on the banking industry.

The current financial crisis has caused the Deposit Insurance Fund administered by the FDIC to fall below required minimum levels. Because the FDIC replenishes the Deposit Insurance Fund through assessments on the banking industry, we anticipate that the FDIC will likely maintain relatively high deposit insurance premiums for the foreseeable future. The FDIC has recently imposed a special deposit insurance assessment on the banking industry, and there can be no assurance that it will not do so again. It has also required banking organizations to “pre-pay” deposit insurance premiums in order to replenish the liquid assets of the Deposit Insurance Fund, and may impose similar requirements in the future. High insurance premiums, special assessments and pre-payments would adversely affect our results.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may fluctuate significantly, which may make it difficult for you to resell shares of common stock at the times or prices you find attractive.

The market price of our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described in “Cautionary Statement About Forward Looking Statements”:

•	actual or anticipated quarterly or annual fluctuations in our operating results, cash flows and financial condition;

•	changes in earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	fluctuations in the stock price and operating results of our competitors;

•	future issuances or re-sales of our equity or equity-related securities, or the perception that they may occur;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation or accounting matters that involve or affect us;

•	domestic and international economic factors unrelated to our performance; and

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This is due, in part, to investors’ shifting perceptions of the effect of changes and potential changes in the economy on various industry sectors. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their performance or prospects. These broad market fluctuations may adversely affect the market price of our common stock, notwithstanding our actual or anticipated operating results, cash flows and financial condition. We expect that the market price of our common stock will continue to fluctuate due to many factors, including prevailing interest rates, other economic conditions, our operating performance and investor perceptions of the outlook for us specifically and the banking industry in general. There can be no assurance about the level of the market price of our common stock in the future or that you will be able to resell your shares at times or at prices you find attractive.

We currently have limitations on dividends on the common stock and repurchasing shares of our common stock.

We do not currently pay dividends on our common stock. On March 23, 2009, in connection with our response to the annual examination by the OTS, our board of directors agreed to certain restrictions with regard to our activities as outlined in an agreement with the OTS. Specifically, under the terms of the agreement, we are required to obtain the written consent of the OTS prior to the declaring or paying of any dividends or making any other capital distribution, or repurchasing or redeeming any capital stock in addition to certain other restrictions. These restrictions will remain in effect until such time as the OTS modifies, terminates, or otherwise suspends the restrictions. In addition, our ability to declare or pay dividends on our common stock is restricted as described below. We have no current plans to resume dividend payments on our common stock.

The Company is a separate legal entity from its subsidiaries and does not have significant operations of its own. Dividends from the Bank normally provide a significant source of capital for the Company. The availability of dividends from the Bank is limited by various statutes, regulations and agreements. It is possible, depending upon the financial condition, liquidity and results of operations of the Bank and other factors, that the OTS, as the Bank’s primary regulator, could assert that the payment of dividends or other payments by the Bank are an unsafe or unsound practice. In the event the Bank is unable to pay dividends to the Company for an extended period of time, the Company may not be able to service its debt, pay its obligations as they become due, or pay dividends on its common stock. Consequently, the inability to receive dividends from the Bank could materially and adversely affect us.

Until the earlier of March 13, 2012 and the date on which the Treasury no longer holds any shares of our Series A Preferred Stock, we cannot repurchase or redeem or otherwise acquire shares of our common stock or pay quarterly dividends in excess of $0.085 per share per quarter without the approval of the Treasury. Our ability to declare or pay dividends or distributions on, or repurchase, redeem or otherwise acquire for consideration, shares of common stock is also subject to restrictions in the event that we fail to declare and pay full dividends (or declare and set aside a sum sufficient for payment thereof) on the Series A Preferred Stock. In addition, our ability to pay dividends on our common stock is also dependent on the performance of the Bank and on the Bank’s capital requirements.

We may issue equity or equity-related securities or engage in other transactions which dilute our book value per share or are senior to our common stock, which may adversely affect the market price of our common stock.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other equity-related securities. Except as described under “Underwriting,” we are not restricted from issuing shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings may dilute the holdings of our existing common shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders.

Furthermore, if we raise additional capital by incurring debt or issuing preferred stock, upon our liquidation, dissolution or winding up, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Our common stock is also effectively subordinated to all existing and future liabilities and preferred equity of our subsidiaries.

Your shares of common stock will not be an insured deposit.

Your investment in our common stock will not be a savings or deposit account or other obligation of the Bank and will not be insured or guaranteed by the FDIC or any other governmental agency. Your investment will be subject to investment risk and you must be capable of affording the loss of your entire investment.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of the law of the State of Delaware and provisions of our amended and restated certificate of incorporation and bylaws, including (i) the Delaware business combination statute being applicable to our business combinations, (ii) business combinations with interested stockholders requiring the affirmative vote of at least 80% of the voting power of our then outstanding capital stock, (iii) our ability to issue preferred stock without stockholders approval, (iv) the classification of our board of directors, and (v) the removal of directors for cause with at least 80% of the voting power of our then outstanding capital stock, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

We have broad discretion in using the net proceeds from this offering, and could be adversely affected if we fail to use the funds effectively.

We intend to use the net proceeds from this offering for general corporate purposes, which may include funding organic and acquisition growth opportunities, including possible participation in FDIC-assisted transactions if the FDIC deems us eligible to participate and suitable opportunities for such transactions become available. We will contribute a substantial portion of the net proceeds in the form of capital to the Bank, which will use such amounts to bolster its regulatory capital and for general corporate purposes. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could adversely affect our business by reducing our return on equity and inhibiting our abilities to expand or raise additional capital in the future.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated expenses, will be approximately $             million. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds, after deducting the underwriting discount and expenses, will be approximately $             million.

We intend to use the net proceeds from this offering for general corporate purposes, which may include funding organic and acquisition growth opportunities, including possible participation in FDIC-assisted transactions if the FDIC deems us eligible to participate and suitable opportunities for such transactions become available. We will contribute a significant portion of the net proceeds in the form of capital to the Bank, which will use such amounts to bolster its regulatory capital and for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2010. Our capitalization is presented on a historical basis and on a pro forma basis as if this offering had been completed as of March 31, 2010 and assuming:

•

the sale of             shares of common stock at a price of $             per share, based on the last reported sale price of our common stock on The NASDAQ Global Select Market on June     , 2010; the price at which the common stock is sold in this offering may be higher or lower than $             per share, and we may sell a greater or lesser number of shares in this offering;

•	net proceeds to us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us in this offering, of $ million; and

•	the underwriter’s over-allotment option is not exercised.

The following information should be read in conjunction with our consolidated financial statements for the year ended June 30, 2009, and the notes thereto, and the unaudited consolidated financial statements for the nine months ended March 31, 2010, and the notes thereto, incorporated herein by reference.

	March 31, 2010
	Actual	As Adjusted
	(Unaudited) (Dollars in Thousands)
Long Term Debt:
FHLB advances	$267,022		$267,022
Securities sold under agreements to repurchase	50,000		50,000
Junior subordinated debentures owed to unconsolidated subsidiary trusts	61,856		61,856

Total Long Term Debt	$378,878		$378,878

Shareholders’ Equity:
Preferred Stock, $0.01 par value, 3,000,000 shares authorized, 72,927 shares, Series A Preferred Stock, $1,000 liquidation preference issued and outstanding	$69,653	$
Common Stock, $0.01 par value, 53,000,000 shares authorized; shares issued 18,114,673 actual; as adjusted	181
Additional paid-in capital	218,418
Treasury stock, at cost; 1,141,403 shares	(19,274)
Retained deficit	(4,173)
Unearned employee stock ownership plan (ESOP) shares	(2,805)
Accumulated other comprehensive income	2,864

Total Shareholders’ Equity	$264,864	$

Total Capitalization	$643,742	$

Per share of common stock
Book value per share	$11.50	$
Tangible book value per share(1)	$10.95	$

Capital ratios for the Company
Tangible common equity to tangible assets(1)	5.81%			%

Capital ratios for the Bank
Tangible equity ratio	8.67%			%
Tier 1 risk-based capital ratio	11.78%			%
Total risk-based capital ratio	13.03%			%

(1)	Tangible common equity to tangible assets is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles. A GAAP to non-GAAP reconciliation of tangible common equity and tangible assets is set forth in footnote 2 to the Selected Consolidated Financial Data table on page 8.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

Stock Price and Cash Dividend Information

The following table sets forth the high and low sale and quarter-end closing market prices of our common stock as listed on The NASDAQ Global Select Market, as well as cash dividends paid for the quarterly periods presented.

	Market Price			Per Share Cash Dividend
	High	Low	Close
June 30, 2010:
Fourth quarter (through June 2, 2010)	$5.71	$3.77	$4.62	$—
Third quarter	4.25	2.63	3.99	—
Second quarter	3.41	2.50	2.77	—
First quarter	3.70	2.29	2.95	$0.010

June 30, 2009:
Fourth quarter	$6.25	$2.62	$3.11	$0.010
Third quarter	4.82	1.40	3.36	0.010
Second quarter	12.99	2.64	3.83	0.085
First quarter	14.60	8.50	12.85	0.085

June 30, 2008:
Fourth quarter	$14.31	$9.30	$9.40	$0.170
Third quarter	15.91	9.85	13.00	0.170
Second quarter	19.89	13.21	13.99	0.170
First quarter	21.73	15.00	17.70	0.155

On June 2, 2010, the last reported sales price of our common stock on The NASDAQ Global Select Market was $4.62.

Number of Stockholders and Shares Outstanding

As of June 1, 2010, there were approximately 7,100 stockholders of record and 16,973,270 shares of common stock entitled to vote and receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Policy

We do not currently pay a cash dividend on our common stock. Subject to the restrictions described below, the holders of shares of our common stock are entitled to such dividends as our board of directors, in its discretion, may declare out of assets lawfully available. However, the payment of dividends on our common stock would be subject to the prior rights of the holders of any preferred stock, including our Series A Preferred Stock. Payment of any dividends on both our common stock and any preferred stock, including our Series A Preferred Stock, will be dependent upon a number of factors including regulatory capital requirements, our financial condition, liquidity, results of operations and cash flow, tax considerations, statutory, regulatory and contractual prohibitions and other limitations, and general economic conditions.

The Securities Purchase Agreement, dated March 13, 2009, that we entered into with the Treasury in connection with our participation in the CPP provides that prior to the earlier of (i) March 13, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, (a) declare or pay any cash dividend on our common stock in excess of the amount of our last quarterly dividend declared prior to October 14, 2008, which was $0.085 per share, or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire for consideration shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities.

On March 23, 2009, in connection with our response to the annual examination by the OTS, our board of directors agreed to certain restrictions with regard to our activities as outlined in an agreement with the OTS. Specifically, under the terms of the agreement, we are required to obtain the written consent of the OTS prior to the declaring or paying of any dividends or making any other capital distribution, or repurchasing or redeeming any capital stock in addition to certain other restrictions. These restrictions will remain in effect until such time as the OTS modifies, terminates, or otherwise suspends the restrictions.

DESCRIPTION OF FIRST PLACE CAPITAL STOCK

General

Our authorized capital stock consists of (i) 53,000,000 shares of common stock, $0.01 par value per share, and (ii) 3,000,000 shares of preferred stock, $0.01 par value per share.

As of May 31, 2010, we had issued and outstanding 16,973,270 shares of our common stock and 72,927 shares of our preferred stock, all of which consisted of our Series A Preferred Stock issued to the Treasury.

Common Stock

The following is a brief description of our common stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and by-laws, copies of which have been filed with the SEC and are also available upon request from us.

Our common stock is listed on The NASDAQ Global Select Market.

Each holder of our common stock is entitled to one vote for each share held on all matters with respect to which the holders of our common stock are entitled to vote. Our amended and restated certificate of incorporation provides that holders of common stock who own or may be considered to own more than 10% of the outstanding shares of common stock can only vote their stock up to the 10% limit. A quorum for a meeting of stockholders is a majority of our outstanding capital stock, subject to the 10% voting limit described in the foregoing sentence, entitled to be cast by the holders of shares of capital stock on that matter at such meeting. With respect to any matter other than the election and removal of directors and certain mergers or business combinations (See “– Anti – Takeover Provisions – Amended and Restated Certificate of Incorporation” on page 26), the votes of a majority of the votes cast at any properly called meeting or adjourned meeting of stockholders at which a quorum is present is required to transact business. Holders of our common stock are not entitled to cumulative voting in the election of directors. Our common stock has no preemptive sinking fund or conversion rights and is not subject to redemption. In the event of our liquidation, dissolution or winding up or after payment of all creditors, the holders of our common stock (subject to the prior rights of the holders of any outstanding preferred stock, including the Series A Preferred Stock) will be entitled to receive pro rata any assets distributable to common holders based on the number of shares held by them.

We do not currently pay a cash dividend on our common stock and may not declare or pay a cash dividend without the prior written approval of the OTS. Subject to the restrictions described below, the holders of shares of our common stock are entitled to such dividends as our board of directors, in its discretion, may declare out of assets lawfully available. However, the payment of dividends on our common stock would be subject to the prior rights of the holders of any preferred stock, including our Series A Preferred Stock. We have no current plans to resume dividend payments on our common stock. Payment of any dividends on both our common stock and any preferred stock, including our Series A Preferred Stock, will be dependent upon, among other things, our regulatory capital requirements, our financial condition, liquidity, results of operations, and cash flow, tax considerations, statutory, regulatory and contractual prohibition and other limitations, and general economic conditions.

The Securities Purchase Agreement, dated March 13, 2009, that we entered into with the Treasury in connection with our participation in the CPP provides that prior to the earlier of (i) March 13, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, (a) declare or pay any cash dividend on our common stock in excess of the amount of our last quarterly dividend declared prior to October 14, 2008, which was $0.085 per share, or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire for consideration shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities.

On March 23, 2009, in connection with our response to the annual examination by the OTS, our board of directors agreed to certain restrictions with regard to our activities as outlined in an agreement with the OTS. Specifically, under the terms of the agreement, we are required to obtain the written consent of the OTS prior to the declaring or paying of any dividends or making any other capital distribution, or repurchasing or redeeming any capital stock in addition to certain other restrictions. These restrictions will remain in effect until such time as the OTS modifies, terminates, or otherwise suspends the restrictions.

In connection with our participation in the CPP, we issued a warrant to the Treasury, which represents the right to purchase 3,670,822 shares of our common stock at an initial exercise price of $2.98 per share. The warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of common stock, and upon certain issuances of common stock at or below a specified price relative to the initial exercise price. Pursuant to the Securities Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar & Transfer Company.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and bylaws that we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Business Combination Under Delaware Law. Under the business combination statute of Delaware law, a corporation is prohibited from engaging in any business combination involving an interested stockholder, together with its affiliates or associates, for a three (3) year period following the time the stockholder becomes an interested stockholder, unless:

•

prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least sixty-six and two thirds percent (66 2/3%) of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

Under Delaware law, an interested stockholder generally means any person that is the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date of a proposed business combination.

A business combination generally includes:

•	mergers, consolidations and sales or other dispositions of ten percent (10%) or more of the assets of a corporation to or with an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of the Delaware business combination statute do not apply to a corporation if, among other things and subject to certain conditions, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have a class of voting stock listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders. The Delaware business combination statute is applicable to business combinations involving us.

Amended and Restated Certificate of Incorporation. Our amended and restated certificate of incorporation specifies that, in addition to certain other transactions, any merger or business combination of us or any of our subsidiaries with an “interested stockholder” or any other corporation that is or would be an affiliate of an interested stockholder requires the affirmative vote of at least eighty percent (80%) of the voting power of the then-outstanding capital stock of First Place entitled to vote. An “interested stockholder” is defined under our amended and restated certificate of incorporation as any person who or which is:

•	the beneficial owner, directly or indirectly, of more than 10% of the voting power of the then outstanding stock of First Place entitled to vote;

•

an affiliate of First Place and at any time within the two-year period immediately prior to the date of any such business combination was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of First Place entitled to vote; or

•

an assignee of or has otherwise succeeded to any shares of stock of First Place entitled to resale which were at any time within the two-year period immediately prior to the date of any such business combination beneficially owned by any such stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

Blank Check Preferred Stock. Our board of directors can at any time, under our amended and restated certificate of incorporation and without stockholder approval, issue one or more new series of preferred stock in addition to our currently outstanding Series A Preferred Stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of us through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of us from acquiring enough voting shares to take control.

Classification of the Board of Directors and Removal of Directors. Our amended and restated certificate of incorporation and bylaws currently provide that our board of directors is divided into three classes, as nearly identical in number as the then total number of directors constituting the entire board of directors permits, with one class elected annually to serve for a term of three years. Our amended and restated certificate of incorporation currently provides that, subject to the rights of any holders of any preferred stock, any director, or the entire board of directors, may duly be removed from office, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, subject to the 10% limit described above, voting together as a single class. The classification of our board of directors and the limitation on removal of directors may have the effect of making it more difficult for stockholders to change the composition of our board of directors even if a change in the composition of the board of directors were viewed as beneficial to us. The classification of our board of directors and the limitation on removal of directors may also discourage a takeover of us because a stockholder with a majority interest in First Place may have to wait for at least two consecutive annual meetings of stockholders to elect a majority of the members of our board of directors.

Restrictions on Ownership

Federal law generally provides that no person or company, acting directly or indirectly or through or in concert with one or more other persons, may acquire control (as defined in OTS regulations) of a savings and loan holding company, such as First Place, without the prior approval of the OTS.

Preferred Stock

Under our amended and restated certificate of incorporation, we have authority to issue up to 3,000,000 shares of preferred stock, $0.01 par value per share. Of such number of shares of preferred stock authorized, 72,927 shares have been designated as Series A Preferred Stock, all of which shares were issued to the Treasury on March 13, 2009 in a transaction exempt from the registration requirements of the Securities Act. No other shares of preferred stock are issued and outstanding as of the date hereof.

Our Outstanding Series A Preferred Stock

The following is a brief description of the material terms and provisions of our Series A Preferred Stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the certificate of designations, as amended, that sets forth the terms of the Series A Preferred Stock, a copy of which was filed with the SEC on March 17, 2009 on our Current Report on Form 8-K and is also available upon request from us.

The Series A Preferred Stock has a liquidation preference of $1,000 per share and pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year prior to the payment of dividends on any shares of our common stock and all other securities ranking junior to the Series A Preferred Stock. The Series A Preferred Stock may not be redeemed prior to May 15, 2012, except with the proceeds from one or more “qualified equity offerings” (as defined in the certificate of designations that was previously filed with the SEC as indicated above) which results in aggregate gross proceeds to the Company of not less than $18,231,750, which equals 25% of the aggregate liquidation amount of the Series A Preferred Stock which was $72,927,000. In such a case, we may redeem the Series A Preferred Stock, subject to the approval of the OTS, in whole or in part, at any time and from time to time, upon notice, up to a maximum amount equal to the aggregate net cash proceeds received by us from any such qualified equity offering. On or after May 15, 2012, the Series A Preferred Stock may be redeemed, in whole or in part, at any time and from time to time, at the Company’s option.

Except in limited circumstances, the Series A Preferred Stock does not have voting rights. Prior to the third anniversary of the issuance of the Series A Preferred Stock, unless we have redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to pay a quarterly common stock dividend in excess of $0.085 per share or redeem, repurchase or otherwise acquire for consideration our common stock or trust preferred securities (except for certain circumstances specified in the Securities Purchase Agreement). Our ability to increase our common stock dividend or repurchase our common stock or trust preferred securities also requires the payment or declaration by us of all accrued and unpaid dividends for the Series A Preferred Stock.

In the event that we do not pay dividends on the Series A Preferred Stock for six dividend periods, whether or not consecutive, the size of our board of directors will automatically be increased by two seats. Following the expansion of our board, the holders of the Series A Preferred Stock will have the right to elect two directors to fill the newly created directorships at the next annual meeting and at each subsequent annual meeting. The holders of the Series A Preferred Stock are entitled to keep these seats until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been declared and paid in full. We are current on our dividend payments on the Series A Preferred Stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc., as the underwriter (the “Underwriter”). We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc. as the Underwriter, dated                     , 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, the Underwriter has agreed to purchase from us, and we have agreed to sell to the Underwriter, all of the shares of common stock in this offering.

In connection with this offering, the Underwriter or securities dealers may distribute the documents to investors electronically.

Commissions and discounts

Shares of common stock sold by the Underwriter to the public will be offered initially at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriter to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriter to other brokers or dealers at a discount of up to $             per share from the public offering price. If all of the shares of the common stock are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriter.

The following table shows the per share and total underwriting discount we will pay to the Underwriter, assuming both no exercise and full exercise of the Underwriter’s over-allotment option to purchase an additional              shares of common stock:

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discount but including our reimbursement of certain expenses of the Underwriter, will be approximately $            .

Over-allotment option

We have granted the Underwriter an option to buy up to              additional shares of our common stock (the “Option Shares”) at the public offering price less the underwriting discount. The Underwriter may exercise this option in whole or from time to time in part solely for the purpose of covering the over-allotments, if any, made in connection with this offering. The Underwriter has 30 days from the date of this prospectus to exercise this option.

No sales of similar securities

We and our executive officers and directors and our employee stock ownership plan, or ESOP, have entered into lock-up agreements with the Underwriter. Under these agreements, we, the ESOP, and each of these persons may not, without the prior written approval of the Underwriter, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days from the date of the Underwriting Agreement. At any time and without public notice, the Underwriter may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriter and its affiliates, selling agents and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Underwriter and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price stabilization and short positions

In connection with this offering, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriter of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriter’s over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time without notice. The Underwriter may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, the Underwriter and selling group members may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. Neither the Underwriter nor selling group members are required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The Underwriter and its affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they have received customary fees.

The Underwriter and its affiliates may from time to time in the future perform services for us and engage in other transactions with us.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented on that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the Underwriter to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of common stock shall result in a requirement for the publication by the Company or the Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Patton Boggs LLP, Washington, DC. Attorneys at Patton Boggs LLP own an aggregate of approximately              shares of First Place common stock. Sidley Austin LLP will act as counsel to the underwriter.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from First Place Financial Corp.’s Annual Report on Form 10-K as of June 30, 2009 and 2008 and for the three years in the period ended June 30, 2009, and the Company’s internal control over financial reporting as of June 30, 2009, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. With respect to the opinion of Crowe Horwath LLP on the Company’s internal control over financial reporting as of June 30, 2009, see “Risk Factors – If we fail to maintain an effective system of internal control over financial reporting, we may not accurately report our financial results.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including First Place, that file electronically with the SEC. The address for this web site is http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus from the documents listed below that we have previously filed with the SEC (File No. 000-25049). This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus unless it is superseded by a subsequently filed document prior to the date of this prospectus or by this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)	Our Annual Report on Form 10-K for the year ended June 30, 2009, filed on September 14, 2009, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 1, 2009.

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009, December 31, 2009, and March 31, 2010, filed on November 9, 2009, February 5, 2010 and May 7, 2010, respectively.

(c)	Our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules) filed on August 31, 2009, September 10, 2009, September 11, 2009, September 17, 2009, September 24, 2009, April 27, 2010, and May 7, 2010.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44481

Attention: J. Craig Carr, Corporate Secretary

(330) 373-1221

            Shares

Common Stock

Keefe, Bruyette & Woods

            , 2010

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the Securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates, except the SEC registration fee.

Type of Expense	Amount
SEC registration fee		$5,704
FINRA filing fees		8,500
Legal fees and expenses		*
Accounting fees and expenses		*
Printing fees and expenses		*
Miscellaneous expenses		*
Total Expenses	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

In accordance with the General Corporation Law of the State of Delaware (being Chapter 1 of Title 8 of the Delaware Code), Articles 10 and 11 of First Place’s amended and restated certificate of incorporation provides as follows:

TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of First Place or is or was serving at the request of First Place as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by First Place to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits First Place to provide broader indemnification rights than such law permitted First Place to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, First Place shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of directors of First Place.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by First Place the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to First Place of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by First Place within sixty days after a written claim has been received by First Place, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against First Place to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by First Place to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by First Place to recover an advancement of expenses pursuant to the terms of an undertaking First Place shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of First Place (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by First Place (including its Board of directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by First Place to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses under this Article TENTH or otherwise shall be on First Place.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, First Place’s certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

E. First Place may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of First Place or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not First Place would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. First Place may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of First Place to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of directors and officers of First Place.

ELEVENTH:

A director of First Place shall not be personally liable to First Place or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to First Place or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of First Place shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of First Place shall not adversely affect any right or protection of a director of First Place existing at the time of such repeal or modification.

Delaware General Corporation Law. The Delaware General Corporation Law provides that any indemnification must be made by First Place only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination must be made, with respect to person who is a director or officer at the time of such determination, (1) by a majority of our directors who are not parties to the action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by our stockholders.

Item 15.	Recent Sales of Unregistered Securities.

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of First Place Financial Corp.(1)

3.2	Bylaws of First Place Financial Corp.(2)

4	Specimen Stock Certificate of First Place Financial Corp.(3)

5	Opinion of Patton Boggs LLP regarding the legality of the securities being registered*

10.1	Amendment to Employment Agreement between First Place Financial Corp. and Steven R. Lewis, President and Chief Executive Officer effective July 1, 2008(4)

10.2	Amendment to Employment Agreement between First Place Bank and Steven R. Lewis, President and Chief Executive Officer effective July 1, 2008(5)

10.3	First Place Financial Corp. 1999 Incentive Plan(5)

10.4	First Place Financial Corp. 2004 Incentive Plan(6)

10.5	Amendment to First Place Financial Corp. change in control severance agreement(4)

10.6	Purchased Securities Agreement, dated March 13, 2009, between First Place Financial Corp. and the United States Department of the Treasury(7)

10.7	Securities Purchase Agreement, dated March 13, 2009, between First Place Financial Corp. and the United States Department of the Treasury(7)

21	Subsidiaries of the Registrant

23.1	Consent of Patton Boggs LLP (included in Exhibit 5)

23.2	Consent of Crowe Horwath LLP

24	Power of Attorney (included on signature page)

*	To be filed by amendment.
(1)	Filed as an exhibit to the Company’s Registration Statement on Form S-4 dated December 23, 2003 and to the Company’s Form 10-Q dated February 9, 2009 and incorporated by reference herein.
(2)	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q dated May 7, 2010 and incorporated by reference herein.
(3)	Filed as an exhibit to the Company’s form S-1 registration statement filed on September 9, 1998 (file No. 333-63099) pursuant to the Securities Act of 1933, as amended, and incorporated by reference herein.
(4)	Filed as an exhibit to the Company’s Current Report on Form 8-K dated March 12, 2009 and incorporated by reference herein.
(5)	Filed as Appendix A to the Company’s Definitive Proxy Statement filed May 19, 1999 and incorporated by reference herein.
(6)	Filed as Appendix A to the Company’s Definitive Proxy Statement filed September 27, 2004 and incorporated by reference herein.
(7)	Filed as an exhibit to the Company’s Current Report on Form 8-K dated March 17, 2009 and incorporated by reference herein.

(b) Financial Statement Schedules

Financial statement schedules have been omitted because the required information is not applicable or is included in the Consolidated Financial Statements or related notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For the purposes of determining any liability under the Securities Act of 1933, the information form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained prospectus filed by the registration pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act part of this registration as of the time it was declared effective.

(5) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Warren, Ohio, on June 3, 2010.

FIRST PLACE FINANCIAL CORP.

By:	/s/ STEVEN R. LEWIS
Steven R. Lewis President, Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Steven R. Lewis, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ STEVEN R. LEWIS Steven R. Lewis	President, Chief Executive Officer and Director (Principal Executive Officer)	June 3, 2010

/s/ DAVID W. GIFFORD David W. Gifford	Chief Financial Officer (Principal Financial and Accounting Officer)	June 3, 2010

/s/ A. GARY BITONTE A. Gary Bitonte	Director	June 3, 2010

/s/ DONALD CAGIGAS Donald Cagigas	Director	June 3, 2010

/s/ MARIE IZZO CARTWRIGHT Marie Izzo Cartwright	Director	June 3, 2010

/s/ FRANK J. DIXON Frank J. Dixon	Director	June 3, 2010

/s/ ROBERT P. GRACE Robert P. Grace	Director	June 3, 2010

/s/ THOMAS M. HUMPHRIES Thomas M. Humphries	Director	June 3, 2010

Name	Title	Date

/s/ EARL T. KISSELL Earl T. Kissell	Director	June 3, 2010

/s/ E. JEFFREY ROSSI E. Jeffrey Rossi	Director	June 3, 2010

/s/ SAMUEL A. ROTH Samuel A. Roth	Chairman of the Board of Directors	June 3, 2010

/s/ WILLIAM A. RUSSELL William A. Russell	Director	June 3, 2010

/s/ ROBERT L. WAGMILLER Robert L. Wagmiller	Director	June 3, 2010